UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 5, 2021

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5851 Legacy Circle **Plano, Texas**	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On August 5, 2021, Denbury Inc. issued a press release announcing its 2021 second quarter financial and operating results. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated August 5, 2021.
104	The cover page has been formatted in Inline XBRL.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: August 5, 2021   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Denbury

News Release

Denbury Reports Second Quarter 2021 Results

PLANO, Texas – August 5, 2021 – Denbury Inc. (NYSE: DEN) ("Denbury" or the "Company") today provided results for the second quarter of 2021.

FINANCIAL AND OPERATING HIGHLIGHTS

(in thousands, except per-share and volume data)	2Q 2021 Total	2Q 2021 Per Diluted Share	YTD 2021 Total	YTD 2021 Per Diluted Share
Net loss	$(77,695)	$(1.52)	$(147,337)	$(2.91)
Adjusted net income[(1)(2)] (non-GAAP)	33,266	0.61	55,616	1.05
Adjusted EBITDAX[(1)] (non-GAAP)	72,453		154,369	
Cash flows from operations	90,882		143,538	
Adjusted cash flows from operations[(1)] (non-GAAP)	71,225		151,741	
Development capital expenditures	54,102		74,181	
Average daily sales volumes (BOE/d)	49,133		48,250	
Blue Oil (% oil volumes using industrial-sourced CO_2)	26%		23%	
Industrial-sourced CO_2 injected (thousand metric tons)	833		1,568	

- Commenced installation of the 105-mile Greencore CO_2 Pipeline extension to the Cedar Creek Anticline ("CCA") enhanced oil recovery ("EOR") project.

- Progressed negotiations with multiple parties for long-term transport and/or storage of CO_2, representing the potential for more than 50 million metric tons per year.

- Advanced discussions to acquire rights to store CO_2 in multiple potential sequestration sites, both onshore and offshore, representing storage capacity of over 1 billion metric tons of CO_2.

- Received $18 million from the divestiture of undeveloped, unconventional deep mineral rights covering approximately 13,000 net acres at the Company's Hartzog Draw Field in Wyoming.

- Reduced debt by $57 million, resulting in $69 million in total debt and $531 million in liquidity at the end of the second quarter.

---

(1)   A non-GAAP measure. See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

(2)   Calculated using weighted average diluted shares outstanding of 54.3 million and 52.7 million for the three and six months ended June 30, 2021, respectively.

EXECUTIVE COMMENT

Chris Kendall, the Company's President and CEO, commented, "Our strong operational execution, along with improved oil prices, delivered another solid quarter for Denbury. In addition, we initiated field development of our low-carbon, blue oil CCA EOR project during the quarter. Construction crews are progressing the Greencore CO_2 Pipeline extension, which remains on budget and on schedule for completion by the end of the year. The CCA EOR development is expected to provide many years of strong cash flow to Denbury while also contributing to our goal of being Scope 3 carbon-negative by the end of this decade.

"We also meaningfully progressed multiple CCUS value opportunities during the second quarter. Our Denbury Carbon Solutions team is in the midst of a number of negotiations for future CO_2 transport and storage services, and I am highly confident we will have several deals to announce by the end of 2021. The potential CO_2 volumes covered by our negotiations are well in excess of our existing capacity, supporting our plans for future pipeline takeaway expansion and the acquisition and development of a portfolio of sequestration sites. Combined with the Company's ideally positioned infrastructure, our multi-decade expertise in managing CO_2 provides a significant advantage in the developing CCUS industry. We see broad and expanding support for CCUS development as a practical, economic, and massively scalable means of reducing CO_2 emissions, and we are highly confident in this significant growth opportunity for our Company."

FINANCIAL AND OPERATING RESULTS

Total revenues and other income in the second quarter of 2021 were $301 million, a 20% increase from the first quarter of 2021, supported by strong oil price realizations and sales volumes. Denbury's second quarter 2021 average pre-hedge realized oil price was $64.70 per barrel ("Bbl"), representing a differential of $1.32 per Bbl below NYMEX WTI oil prices, which was driven by better than expected realizations in the Company's Rocky Mountain and Gulf Coast regions.

Denbury's oil and natural gas sales volumes averaged 49,133 barrels of oil equivalent per day ("BOE/d") during the second quarter of 2021, an increase of nearly 4% from the first quarter 2021 average. Higher second quarter production was primarily due to a full quarter's contribution from the Wind River Basin assets acquired in March 2021, as well as the impact of winter storms on the first quarter of 2021. Oil represented 97% of the Company's second quarter 2021 volumes, with approximately 26% of the Company's oil produced through the injection of industrial-sourced CO_2 in its EOR operations, resulting in carbon-negative or blue oil.

Lease operating expenses ("LOE") in the second quarter of 2021 totaled $110 million, or $24.65 per BOE, in line with expectations. Second quarter expense includes a full quarter of LOE from the Wind River Basin assets, as well as higher seasonal workover and maintenance activities as compared to the first quarter of 2021. Certain of the Company's LOE costs, including the cost of legacy CO_2 contracts, power and fuel, are linked to commodity prices, which increased during the second quarter. First quarter 2021 LOE included a $15 million non-recurring benefit resulting from the power disruption during Winter Storm Uri.

Commodity derivatives expense was $173 million in the second quarter of 2021, a result of strengthened oil prices during the period. Cash payments on hedges that settled in the second quarter of 2021 totaled $63 million, with the remaining expense representing the noncash mark-to-market change in the value of the Company's hedging portfolio.

General and administrative expenses were $15 million in the second quarter of 2021, in line with expectations, and depletion, depreciation, and amortization ("DD&A") was $36 million, or $8.14 per BOE. DD&A was better than expected due to an uplift in proved reserves, primarily resulting from an increase in the trailing 12-month average oil price used to quantify proved reserves.

The Company's effective tax rate for the second quarter of 2021 was negligible, as the tax expense/benefit generated is currently fully offset by a change in valuation allowance on its federal and state deferred tax assets.

CAPITAL EXPENDITURES

Second quarter 2021 development capital expenditures totaled $54 million. Year to-date development capital expenditures totaled $74 million, or about 29% of the Company's annual capital budget. Second quarter expenditures included $19 million spent on the Greencore CO_2 Pipeline extension and infield distribution system installation at CCA. In addition, the Company's development projects at the Oyster Bayou and Tinsley fields progressed substantially towards completion, which is anticipated early in the third quarter of 2021.

GUIDANCE

The Company has reiterated its 2021 sales volume range for the year of between 47,500 BOE/d and 51,500 BOE/d. Denbury anticipates third quarter sales volumes will increase from the second quarter of 2021, driven primarily by the Company's Rocky Mountain region, including the impact from workover projects and continued response from the previous development of Bell Creek Phase 6. Fourth quarter 2021 sales volumes are anticipated to be slightly higher than the third quarter, driven primarily by the Company's Gulf Coast Region, where the developments at the Oyster Bayou and Tinsley fields are anticipated to contribute to increased volumes.

Development capital expenditures for 2021 are still expected to range from $250 million to $270 million. Third quarter capital expenditures should increase from the second quarter of 2021, primarily due to continued activity supporting the extension of the Greencore CO_2 Pipeline and CCA EOR field development. Fourth quarter capital expenditures are anticipated to be relatively consistent with the third quarter of 2021.

Additional guidance details are available in the Company's supplemental second quarter 2021 earnings presentation, which is available in the Investor Relations section of the Company's website, www.denbury.com.

CONFERENCE CALL AND WEBCAST INFORMATION

Denbury will host a conference call and webcast to review and discuss its results and outlook today, Thursday, August 5, at 11:00 a.m. Central Time. Additionally, Denbury will post presentation materials on its website before market open today. The presentation webcast will be available, both live and for replay, on the Investor Relations page of the Company's website at www.denbury.com. Individuals who would like to participate in the conference call should dial the following numbers shortly before the scheduled start time: 877.705.6003 or 201.493.6725 with conference number 13696088.

Denbury is an independent energy company with operations and assets focused on Carbon Capture, Use and Storage (CCUS) and Enhanced Oil Recovery (EOR) in the Gulf Coast and Rocky Mountain regions. For over two decades, the Company has maintained a unique strategic focus on utilizing CO_2 in its EOR operations and since 2012 has also been active in CCUS through the injection of captured industrial-sourced CO_2. The Company currently injects over three million tons of captured industrial-sourced CO_2 annually, and its objective is to fully offset its Scope 1, 2, and 3 CO_2 emissions within this decade, primarily through increasing the amount of captured industrial-sourced CO_2 used in its operations. For more information about Denbury, visit www.denbury.com.

# # #

This press release, other than historical information, contains forward-looking statements that involve risks and uncertainties including estimated 2021 production and capital expenditures, timing of completion of the Greencore pipeline extension, and results of ongoing negotiations of CCUS arrangements, and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on financial and market, engineering, geological and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Brad Whitmarsh, Executive Director, Investor Relations, 972.673.2020, brad.whitmarsh@denbury.com
Susan James, Manager, Investor Relations, 972.673.2593, susan.james@denbury.com

FINANCIAL AND STATISTICAL DATA TABLES AND RECONCILIATION SCHEDULES

The following tables include selected unaudited financial and operational information for the comparative three and six-month periods ended June 30, 2021 and 2020. References to "Successor" refer to the new Denbury reporting entity after the Company's emergence from bankruptcy on September 18, 2020, and references to "Predecessor" refer to the Denbury entity prior to emergence from bankruptcy. All sales volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reporting earnings (along with additional required disclosures) included or to be included in the Company's periodic reports:

In thousands, except per-share data	Quarter Ended June 30, 2021 Successor	Quarter Ended June 30, 2020 Predecessor	Six Months Ended June 30, 2021 Successor	Six Months Ended June 30, 2020 Predecessor
Revenues and other income				
Oil sales	$ 280,577	$ 108,538	$ 513,621	$ 337,115
Natural gas sales	2,131	849	4,532	1,896
CO_2 sales and transportation fees	10,134	6,504	19,362	14,532
Oil marketing revenues	7,819	1,490	13,945	5,211
Other income	707	494	1,067	1,322
Total revenues and other income	301,368	117,875	552,527	360,076
Expenses				
Lease operating expenses	110,225	81,293	192,195	190,563
Transportation and marketing expenses	8,522	9,388	16,319	19,009
CO_2 operating and discovery expenses	1,531	885	2,524	1,637
Taxes other than income	22,382	10,372	41,345	30,058
Oil marketing expenses	7,738	1,450	13,823	5,111
General and administrative expenses	15,450	23,776	47,433	33,509
Interest, net of amounts capitalized of $1,168, $8,729, $2,251 and $18,181, respectively	1,252	20,617	2,788	40,563
Depletion, depreciation, and amortization	36,381	55,414	75,831	152,276
Commodity derivatives expense (income)	172,664	40,130	288,407	(106,641)
Gain on debt extinguishment	—	—	—	(18,994)
Write-down of oil and natural gas properties	—	662,440	14,377	734,981
Other expenses	3,214	11,290	5,360	13,784
Total expenses	379,359	917,055	700,402	1,095,856
Loss before income taxes	(77,991)	(799,180)	(147,875)	(735,780)
Income tax provision (benefit)				
Current income taxes	(260)	598	(451)	(5,809)
Deferred income taxes	(36)	(102,304)	(87)	(106,513)
Net loss	$ (77,695)	$ (697,474)	$ (147,337)	$ (623,458)
Net loss per common share				
Basic	$ (1.52)	$ (1.41)	$ (2.91)	$ (1.26)
Diluted	$ (1.52)	$ (1.41)	$ (2.91)	$ (1.26)
Weighted average common shares outstanding				
Basic	50,999	495,245	50,661	494,752
Diluted	50,999	495,245	50,661	494,752

DENBURY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

In thousands	Quarter Ended June 30, 2021 Successor	Quarter Ended June 30, 2020 Predecessor	Six Months Ended June 30, 2021 Successor	Six Months Ended June 30, 2020 Predecessor
Cash flows from operating activities				
Net loss	$ (77,695)	$ (697,474)	$ (147,337)	$ (623,458)
Adjustments to reconcile net loss to cash flows from operating activities				
Depletion, depreciation, and amortization	36,381	55,414	75,831	152,276
Write-down of oil and natural gas properties	—	662,440	14,377	734,981
Deferred income taxes	(36)	(102,304)	(87)	(106,513)
Stock-based compensation	2,552	1,087	20,232	3,540
Commodity derivatives expense (income)	172,664	40,130	288,407	(106,641)
Receipt (payment) on settlements of commodity derivatives	(63,343)	45,629	(101,796)	70,267
Gain on debt extinguishment	—	—	—	(18,994)
Debt issuance costs and discounts	685	4,995	1,370	9,921
Other, net	17	(969)	744	(1,642)
Changes in assets and liabilities, net of effects from acquisitions				
Accrued production receivable	(12,131)	(4,874)	(48,881)	62,063
Trade and other receivables	(6,443)	6,752	(5,578)	(16,162)
Other current and long-term assets	3,836	(7,091)	1,294	(4,552)
Accounts payable and accrued liabilities	28,694	12,312	27,292	(60,295)
Oil and natural gas production payable	7,429	(6,269)	20,224	(22,217)
Other liabilities	(1,728)	1,191	(2,554)	237
Net cash provided by operating activities	90,882	10,969	143,538	72,811
Cash flows from investing activities				
Oil and natural gas capital expenditures	(33,784)	(33,881)	(53,411)	(79,897)
Acquisitions of oil and natural gas properties	(146)	—	(10,811)	—
Pipelines and plants capital expenditures	(4,393)	(4,668)	(4,851)	(10,962)
Net proceeds from sales of oil and natural gas properties and equipment	18,453	428	18,456	40,971
Other	(1,243)	4,416	(4,159)	(105)
Net cash used in investing activities	(21,113)	(33,705)	(54,776)	(49,993)
Cash flows from financing activities				
Bank repayments	(283,000)	(65,000)	(485,000)	(226,000)
Bank borrowings	243,000	330,000	450,000	491,000
Interest payments treated as a reduction of debt	—	(24,295)	—	(42,506)
Cash paid in conjunction with debt repurchases	—	—	—	(14,171)
Pipeline financing and capital lease debt repayments	(17,001)	(3,325)	(33,510)	(7,015)
Other	278	(6,576)	(2,735)	(9,529)
Net cash provided by (used in) financing activities	(56,723)	230,804	(71,245)	191,779
Net increase in cash, cash equivalents, and restricted cash	13,046	208,068	17,517	214,597
Cash, cash equivalents, and restricted cash at beginning of period	46,719	39,574	42,248	33,045
Cash, cash equivalents, and restricted cash at end of period	$ 59,765	$ 247,642	$ 59,765	$ 247,642

DENBURY INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

In thousands, except par value and share data		June 30, 2021		Dec. 31, 2020
Assets				
Current assets				
Cash and cash equivalents	$	13,565	$	518
Restricted cash		—		1,000
Accrued production receivable		140,302		91,421
Trade and other receivables, net		24,740		19,682
Derivative assets		—		187
Prepaids		12,454		14,038
Total current assets		191,061		126,846
Property and equipment				
Oil and natural gas properties (using full cost accounting)				
Proved properties		949,128		851,208
Unevaluated properties		103,088		85,304
CO_2 properties		188,700		188,288
Pipelines		143,633		133,485
Other property and equipment		97,699		86,610
Less accumulated depletion, depreciation, amortization and impairment		(120,073)		(41,095)
Net property and equipment		1,362,175		1,303,800
Operating lease right-of-use assets		19,000		20,342
Intangible assets, net		92,814		97,362
Other assets		85,044		86,408
Total assets	$	1,750,094	$	1,634,758
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	163,905	$	112,671
Oil and gas production payable		69,390		49,165
Derivative liabilities		223,212		53,865
Current maturities of long-term debt		34,498		68,008
Operating lease liabilities		2,596		1,350
Total current liabilities		493,601		285,059
Long-term liabilities				
Long-term debt, net of current portion		35,000		70,000
Asset retirement obligations		226,615		179,338
Derivative liabilities		22,164		5,087
Deferred tax liabilities, net		1,187		1,274
Operating lease liabilities		18,157		19,460
Other liabilities		26,172		20,872
Total long-term liabilities		329,295		296,031
Commitments and contingencies				
Stockholders' equity				
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding		—		—
Common stock, $.001 par value, 250,000,000 shares authorized; 50,017,491 and 49,999,999 shares issued, respectively		50		50
Paid-in capital in excess of par		1,125,143		1,104,276
Accumulated deficit		(197,995)		(50,658)
Total stockholders' equity		927,198		1,053,668
Total liabilities and stockholders' equity	$	1,750,094	$	1,634,758

DENBURY INC.
OPERATING HIGHLIGHTS (UNAUDITED)

All sales volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

	Quarter Ended June 30,		Six Months Ended June 30,	
	2021	2020	2021	2020
Average daily sales (BOE/d)				
Tertiary				
Gulf Coast region	24,680	26,220	24,481	27,576
Rocky Mountain region	8,772	7,108	7,984	7,518
Total tertiary sales	33,452	33,328	32,465	35,094
Non-tertiary				
Gulf Coast region	3,415	3,805	3,518	4,379
Rocky Mountain region	12,266	13,057	12,267	13,604
Total non-tertiary sales	15,681	16,862	15,785	17,983
Total Company				
Oil (Bbls/d)	47,653	48,900	46,834	51,774
Natural gas (Mcf/d)	8,882	7,737	8,494	7,818
BOE/d (6:1)	49,133	50,190	48,250	53,077
Unit sales price (excluding derivative settlements)				
Gulf Coast region				
Oil (per Bbl)	$ 64.90	$ 24.83	$ 60.72	$ 36.86
Natural gas (per mcf)	2.86	1.66	3.15	1.74
Rocky Mountain region				
Oil (per Bbl)	$ 64.44	$ 23.74	$ 60.40	$ 34.13
Natural gas (per mcf)	2.50	0.71	2.80	0.83
Total Company				
Oil (per Bbl)[1]	$ 64.70	$ 24.39	$ 60.59	$ 35.78
Natural gas (per mcf)	2.64	1.21	2.95	1.33
BOE (6:1)	63.23	23.95	59.33	35.09

(1) Total company realized oil prices including derivative settlements were $50.10 per Bbl and $34.64 per Bbl during the three months ended June 30, 2021 and 2020, respectively, and $48.58 per Bbl and $43.23 per Bbl during the six months ended June 30, 2021 and 2020, respectively.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net loss (GAAP measure) to adjusted net income (loss) (non-GAAP measure)

Adjusted net income (loss) is a non-GAAP measure provided as a supplement to present an alternative net income (loss) measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. Management believes that adjusted net income (loss) may be helpful to investors by eliminating the impact of noncash and/or special or unusual items not indicative of the Company's performance from period to period, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income (loss) should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss) or any other measure reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

	Quarter Ended June 30, 2021 Successor		Quarter Ended June 30, 2020 Predecessor	
In thousands, except per-share data	Amount	Per Diluted Share	Amount	Per Diluted Share
Net loss (GAAP measure)[1]	$ (77,695)	$ (1.52)	$ (697,474)	$ (1.41)
Adjustments to reconcile to adjusted net income (loss) (non-GAAP measure)				
Noncash fair value losses on commodity derivatives[2]	109,321	2.01	85,759	0.17
Write-down of oil and natural gas properties[3]	—	—	662,440	1.34
Severance-related expense included in general and administrative expenses[6]	—	—	2,361	0.00
Expense associated with restructuring[7]	—	—	7,875	0.02
Noncash fair value adjustment - contingent consideration[8]	1,640	0.03	—	—
Other[9]	—	—	1,206	0.00
Adjustments to reconcile effect of dilutive securities[10]	—	0.09	—	—
Estimated income taxes on above adjustments to net loss and other discrete tax items[11]	—	—	(94,529)	(0.19)
Adjusted net income (loss) (non-GAAP measure)	$ 33,266	$ 0.61	$ (32,362)	$ (0.07)

	Six Months Ended June 30, 2021 Successor		Six Months Ended June 30, 2020 Predecessor	
In thousands, except per-share data	Amount	Per Diluted Share	Amount	Per Diluted Share
Net loss (GAAP measure)[1]	$ (147,337)	$ (2.91)	$ (623,458)	$ (1.26)
Adjustments to reconcile to adjusted net income (loss) (non-GAAP measure)				
Noncash fair value losses (gains) on commodity derivatives[2]	186,611	3.54	(36,374)	(0.07)
Write-down of oil and natural gas properties[3]	14,377	0.27	734,981	1.49
Accelerated depreciation charge[4]	—	—	37,368	0.08
Gain on debt extinguishment[5]	—	—	(18,994)	(0.04)
Severance-related expense included in general and administrative expenses[6]	—	—	2,361	0.00
Expense associated with restructuring[7]	—	—	7,875	0.02
Noncash fair value adjustment - contingent consideration[8]	1,640	0.03	—	—
Other[9]	325	0.01	2,610	0.01
Adjustments to reconcile effect of dilutive securities[10]	—	0.11	—	—
Estimated income taxes on above adjustments to net loss and other discrete tax items[11]	—	—	(111,311)	(0.24)
Adjusted net income (loss) (non-GAAP measure)	$ 55,616	$ 1.05	$ (4,942)	$ (0.01)

(1)   Diluted net income (loss) per common share includes the impact of potentially dilutive securities including nonvested restricted stock units and warrants during the Successor period and includes nonvested restricted stock, nonvested performance-based equity awards, and shares into which the Predecessor's previous convertible senior notes were convertible.

(2) The net change between periods of the fair market values of open commodity derivative positions, excluding the impact of settlements on commodity derivatives during the period.

(3) Full cost pool ceiling test write-downs related to the Company's oil and natural gas properties.

(4) Accelerated depreciation related to impaired unevaluated properties that were transferred to the full cost pool.

(5) Gain on debt extinguishment related to the Company's 2020 open market repurchases.

(6) Severance-related expense associated with the Company's May-2020 involuntary workforce reduction.

(7) Expenses related to advisor and professional fees associated with review of strategic alternatives and comprehensive restructuring of the Company's indebtedness.

(8) Expense related to the change in fair value of the contingent consideration payments related to our March 2021 Wind River Basin CO_2 EOR field acquisition.

(9) Other adjustments include $0.5 million of costs associated with the helium supply contract ruling and $0.7 million of costs associated with the Delta-Tinsley CO_2 pipeline incident during the three months ended June 30, 2020. The six months ended June 30, 2021 were impacted by a $0.3 million write-off of trade receivables during the three months ended March 31, 2021, and the six months ended June 30, 2020 were further impacted by $0.5 million of costs associated with the helium supply contract ruling and $0.9 million of costs associated with the Delta-Tinsley CO_2 pipeline incident during the three months ended March 31, 2020.

(10) Represents the impact to the per-share calculation using weighted average dilutive shares of 54.3 million and 52.7 million during the three and six months ended June 30, 2021, respectively, as a result of the adjustments to the Company's net loss (GAAP measure) to derive adjusted net income (non-GAAP measure).

(11) The estimated income tax impacts on adjustments to net income for the three months ended June 30, 2020 are computed based upon the actual effective tax rate for the six months ended June 30, 2020, with other discrete tax adjustments totaling $84 million during the three months ended June 30, 2020 primarily comprised of the tax effect of the ceiling test and accelerated depreciation, impacts of the CARES Act, and the periodic tax impacts of a shortfall (benefit) on the stock-based compensation deduction.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net loss (GAAP measure) to Adjusted EBITDAX (non-GAAP measure)

Adjusted EBITDAX is a non-GAAP measure which management uses and is calculated based upon (but not identical to) a financial covenant related to "Consolidated EBITDAX" in the Company's senior secured bank credit facility, which excludes certain items that are included in net loss, the most directly comparable GAAP financial measure. Items excluded include interest, income taxes, depletion, depreciation, and amortization, and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or are nonrecurring. Management believes Adjusted EBITDAX may be helpful to investors in order to assess the Company's operating performance as compared to that of other companies in the industry, without regard to financing methods, capital structure or historical costs basis. It is also commonly used by third parties to assess leverage and the Company's ability to incur and service debt and fund capital expenditures. Adjusted EBITDAX should not be considered in isolation, as a substitute for, or more meaningful than, net loss, cash flow from operations, or any other measure reported in accordance with GAAP. The Company's Adjusted EBITDAX may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDAX, EBITDAX or EBITDA in the same manner. The following table presents a reconciliation of the Company's net loss to Adjusted EBITDAX.

	Quarter Ended June 30, 2021	Quarter Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
In thousands	Successor	Predecessor	Successor	Predecessor
Net loss (GAAP measure)	$ (77,695)	$ (697,474)	$ (147,337)	$ (623,458)
Adjustments to reconcile to Adjusted EBITDAX				
Interest expense	1,252	20,617	2,788	40,563
Income tax expense (benefit)	(296)	(101,706)	(538)	(112,322)
Depletion, depreciation, and amortization	36,381	55,414	75,831	152,276
Noncash fair value losses (gains) on commodity derivatives	109,321	85,759	186,611	(36,374)
Stock-based compensation	2,552	1,087	20,232	3,540
Gain on debt extinguishment	—	—	—	(18,994)
Write-down of oil and natural gas properties	—	662,440	14,377	734,981
Severance-related expense	476	2,361	476	2,361
Noncash, non-recurring and other	462	10,231	1,929	12,595
Adjusted EBITDAX (non-GAAP measure)[1]	$ 72,453	$ 38,729	$ 154,369	$ 155,168

(1)   Excludes pro forma adjustments related to qualified acquisitions or dispositions under the Company's senior secured bank credit facility.

DENBURY INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure) and free cash flow (non-GAAP measure)

Adjusted cash flows from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Unaudited Condensed Consolidated Statements of Cash Flows. Adjusted cash flows from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Free cash flow is a non-GAAP measure that represents adjusted cash flows from operations less interest treated as debt reduction, development capital expenditures and capitalized interest, but before acquisitions. Management believes that it is important to consider these additional measures, along with cash flows from operations, as it believes the non-GAAP measures can often be a better way to discuss changes in operating trends in its business caused by changes in sales volumes, prices, operating costs and related factors, without regard to whether the earned or incurred item was collected or paid during that period. Adjusted cash flows from operations and free cash flow are not measures of financial performance under GAAP and should not be considered as alternatives to cash flows from operations, investing, or financing activities, nor as a liquidity measure or indicator of cash flows.

In thousands	Quarter Ended June 30, 2021 Successor	Quarter Ended June 30, 2020 Predecessor	Six Months Ended June 30, 2021 Successor	Six Months Ended June 30, 2020 Predecessor
Cash flows from operations (GAAP measure)	$ 90,882	$ 10,969	$ 143,538	$ 72,811
Net change in assets and liabilities relating to operations	(19,657)	(2,021)	8,203	40,926
Adjusted cash flows from operations (non-GAAP measure)	71,225	8,948	151,741	113,737
Interest on notes treated as debt reduction	—	(20,912)	—	(42,266)
Development capital expenditures	(54,102)	(21,259)	(74,181)	(60,044)
Capitalized interest	(1,168)	(8,729)	(2,251)	(18,181)
Free cash flow (deficit) (non-GAAP measure)	$ 15,955	$ (41,952)	$ 75,309	$ (6,754)

CAPITAL EXPENDITURE SUMMARY (UNAUDITED)[1]

	Quarter Ended June 30,		Six Months Ended June 30,	
In thousands	2021	2020	2021	2020
Capital expenditure summary				
Cedar Creek Anticline tertiary development	$ 10,224	$ 797	$ 10,260	$ 2,151
Other tertiary oil fields	16,694	4,397	20,774	17,769
Non-tertiary fields	11,181	2,294	19,523	13,248
Capitalized internal costs[2]	7,185	9,463	14,785	18,344
Oil and natural gas capital expenditures	45,284	16,951	65,342	51,512
Cedar Creek Anticline CO_2 pipeline	8,818	4,199	8,839	8,374
Other CO_2 pipelines, sources and other	—	109	—	158
Development capital expenditures	54,102	21,259	74,181	60,044
Acquisitions of oil and natural gas properties[3]	146	38	10,811	80
Capital expenditures, before capitalized interest	54,248	21,297	84,992	60,124
Capitalized interest	1,168	8,729	2,251	18,181
Capital expenditures, total	$ 55,416	$ 30,026	$ 87,243	$ 78,305

(1) Capital expenditure amounts include accrued capital.
(2) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs.
(3) Primarily consists of working interest positions in the Wind River Basin enhanced oil recovery fields acquired on March 3, 2021.